Exhibit 99.2

MAGIC SOFTWARE ENTERPRISES LTD. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned hereby appoints Asaf Berenstin and Guy Bernstein, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of Magic Software Enterprises Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the 2021 Annual General Meeting of Shareholders of the Company to be held on Thursday, January 20, 2022 at 10:00 a.m. (Israel time) at the offices of the Company, 1 Yahadut Canada Street, Or-Yehuda, Israel 6037501, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such 2021 Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE DIRECTORS IN ITEM 1 AND ITEMS 2 AND 3 SET FORTH ON THE REVERSE. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE 2021 ANNUAL GENERAL MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

VOTES CAST FOR ITEM 2 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER IS A CONTROLLING SHAREHOLDER OR HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.

(Continued and to be signed on the reverse side)

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF MAGIC SOFTWARE ENTERPRISES LTD. January 20, 2022 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. Please sign, date and mail your proxy card in the envelope provided as soon as possible. Please detach along perforated line and mail in the envelope provided. 012022 THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND “FOR” PROPOSALS 2 AND 3. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE (1) To re-elect three directors for terms expiring at the Company’s 2021 Annual FOR AGAINST ABSTAIN General Meeting of Shareholders. GUY BERNSTEIN NAAMIT SALOMON AVI ZAKAY FOR AGAINST ABSTAIN (2) To re-elect Mr. Sagi Schliesser to serve as an external director (as such term is defined in the Israeli Companies Law) for a third three-year term. Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the re-election of Mr. Sagi Schliesser to serve as an external director (as such term is defined in the Israeli Companies Law) for a third three-year term? (3) To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public YES FOR NO AGAINST ABSTAIN VOTES CAST FOR ITEM 2 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER IS A CONTROLLING SHAREHOLDER OR HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL. accounting firm for the year ending December 31, 2021 and to authorize its Board of Directors to delegate to the Audit Committee the authority to fix the compensation for such independent registered public accountants in accordance with the volume and nature of their services. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.